                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.      )*



                            SPRINGS INDUSTRIES, INC.
                   -----------------------------------------
                               (Name of Issuer)




                      $.25 Par Value Common Stock Class B
                   -----------------------------------------
                        (Title of Class of Securities)




                                  851783-10-0
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                               Page 1 of 7 Pages


                   AMENDMENT MATERIAL TO THE ORIGINAL FILINGS

CUSIP NO.  851783-10-0             SCHEDULE 13G        PAGE   2   OF   7   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Katherine Anne Close

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America

          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER

                                    0

                       --------------------------------------------------------
                       (6)     SHARED VOTING POWER
  NUMBER OF
   SHARES                           3,900 -- Class A
 BENEFICIALLY
  OWNED BY             --------------------------------------------------------
    EACH               (7)     SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                       68,420 -- Class B

                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                                    3,900 -- Class A

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                720,005*

          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                9.59%

          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

                IN

* Does not include Class A shares

          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

December 31, 1996

                          PAGE   2   OF   7   PAGES
                               -----    -----

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                              Introductory Comments


     The following report is with respect to Class B stock. Filer also beneficially owns 3,900 shares of Class A stock in her role as one of fourteen
(14) directors of Springs Foundation, Inc. and Close Foundation, Inc., private foundations. These shares are held in an investment fund managed by an investment company retained by the Foundation. Class B stock carries voting privileges equal to four times those to Class A. Class A stock may not convert to Class B but Class B stock may convert to Class A at any time. See 13G for year ending December 31, 1989 for information on rights of Class A versus Class B stock.

     At December 31, 1996, the Company reported that the outstanding shares of Class A and Class B common stock were as follows:

          Class A      -     12,746,374
          Class B      -      7,508,579
                             ----------
                Total  -     20,254,953





     (End of Introductory Comments.)








December 31, 1996


                                Page 3 of 7 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

Item 1(a).   Name of Issuer:
                  Springs Industries, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:
                  205 North White Street
                  Fort Mill, South Carolina 29715

Item 2(a). Name of Person Filing:
                  Katherine Anne Close

Item 2(b).   Address of Principal Business Office or, If None,
             Residence:
                  325 Hermitage Road
                  Charlotte, NC 28207

Item 2(c).   Citizenship:
                  United States of America

Item 2(d).   Title of Class of Securities:
                  $.25 par value common stock Class A and B

Item 2(e).   CUSIP Number:
                  851783-10-0

Item 3.      Statement Regarding Rules 13d-1(b) or 13d-2(b):
                  Not Applicable.


December 31, 1996

                                Page 4 of 7 Pages

Item 4. Ownership: *

                  (a) Amount Beneficially Owned:
                                                       Class B - 720,005 shares.

                  (b) Percent of Class:
                                                                           9.59%

                  (c) Number of shares as to which
                      such person has:

                      (i) sole power to vote or
                          direct the vote:                                     0

                     (ii) shared power to vote or
                          direct the vote:
                                                                 Class A - 3,900

                    (iii) sole power to dispose or
                          direct the disposition of:
                                                                Class B - 68,420

                     (iv) shared power to dispose or
                          direct the disposition of:
                                                                 Class A - 3,900


         Ms. Close claims beneficial ownership to only the 68,420 Class B shares listed in 4 (a) above. These 68,420 shares are the only shares to which she holds dispositive power, as these shares are held by The Springs Company, Lancaster, South Carolina, as trustee of a management trust for and on her behalf. Ms. Close disclaims beneficial ownership of (a) 63,524 Class B shares held in a trust to which Ms. Close is entitled to income/principal at discretion of the trustees (Anne S. Close and James Bradley) until age 35, when the shares become the property of Ms. Close, and (b) 598,114 Class B shares held in trusts to

* Ms. Close has shared power to vote and dispose of 3,900 shares of Class A Stock of Springs Foundation, Inc. and Close Foundation, Inc. as a director of said Foundations, which are not reflected as beneficially owned above. These shares are referenced in paragraph (c) above, however, for purposes of full disclosure.



December 31, 1996

                                Page 5 of 7 Pages
which Ms. Close is entitled to income only (with James Bradley and either Anne
S. Close or Crandall C. Bowles as trustee), with Ms. Close having a power of appointment of the trust assets among her issue at her death.

         In addition, The Springs Company, Lancaster, South Carolina, owns beneficially 2,153,830 shares (or 29%) of such stock (including 751,900 shares held as trustee for Ms. Close's brothers and sisters); Central Reassurance Corporation (formerly Central Re Corporation), Lancaster, South Carolina, owns beneficially 175,000 shares (or 2.33%) of such stock. All outstanding stock of The Springs Company and Central Reassurance Corporation is owned by: trusts for the benefit of Ms. Close and her brothers and sisters; and by The Springs Company as trustee of management trusts for Ms. Close and her brothers and sisters.

         3,900 Class A shares are held by the Springs Foundation, Inc., a private foundation, of which Ms. Close, her seven siblings, her mother, Anne S. Close, and Mr. James Bradley, and employees of family-owned companies constitute the Board of Directors.

Item 5. Ownership of Five Percent or Less of a Class:

         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable


December 31, 1996

                                Page 6 of 7 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not Applicable.

Item 9.  Notice of Dissolution of the Group:

         Not Applicable.

Item 10. Certification:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 31, 1997                             /s/ James H. Hodges
                                             -----------------------------
                                             James H. Hodges, Limited
                                             Power of Attorney for
                                             Katherine Anne Close



December 31, 1996

                                Page 7 of 7 Pages